September 30, 2019

Reuven Kitov
Chief Executive Officer
Tufin Software Technologies Ltd.
5 HaShalom Road, ToHa Tower
Tel Aviv 6789205, Israel

       Re: Tufin Software Technologies Ltd.
           Draft Registration Statement on Form F-1
           Submitted September 26, 2019
           CIK No. 0001757399

Dear Mr. Kitov:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             CF Office of
Technology
cc:    Taryn Zucker, Esq.